


ANNUA| 05038010

FORM X-17A-5

PART III

OMB APPROVAL

OMB Number:	3235-0123
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SEC FILE NUMBER

8- 3*/*9*55*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southeastern Advisory Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3495 Piedmont Rd., Twelve Piedmont Center, Suite 202
                          (No. and Street)

Atlanta,   Georgia   30305
     (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Small   (404) 237-3156
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPAs PC
                    (Name – *if individual, state last, first, middle name*)

316 Alexander St., Suite 4, Marietta,   Georgia   30060
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED FEB 28 2005 WASH D.C. 179 SECTION

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

3/11/05
SS

OATH OR AFFIRMATION

I, _____John Small_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Southeastern Advisory Group, Inc._____ , as

of _____December 31_____,2004_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Chief Compliance Officer
Title

Notary Public, Fulton County, Georgia
My Commission Expires Oct. 21, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Structure, required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SOUTHEASTERN ADVISORY GROUP, INC.

(A Corporation)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2004 AND DECEMBER 31, 2003

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Southeastern Advisory Group, Inc.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of Southeastern Advisory Group, Inc. (a Florida Corporation), as of December 31, 2004 and December 31, 2003, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to 17a-5 under the Security and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southeastern Advisory Group, Inc., as of December 31, 2004 and December 31, 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relating to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC

Goldman & Company, CPAs, PC
Marietta, Georgia
February 28, 2005

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

SOUTHEASTERN ADVISORY GROUP, INC.
STATEMENT OF FINANCIAL CONDITION

	December 31, 2004	December 31, 2003
ASSETS		
Cash	$ 23,649	$ 37,952
Commissions Receivable	60,974	71,285
Prepaid Insurance	400	400
Investment (Note 8)	3,300	3,300
Furniture, Fixtures and Equipment less		
Accumulated Depreciation of $17,776 and $17,776	-0-	-0-
Deferred Tax Asset (Note 3A)	7,867	4,362
Income Tax Refund Receivable (Note 3B)	-0-	4,285
TOTAL ASSETS	$ 96,190	$ 121,584
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Commissions and Fees Payable	$ 13,496	$ 1,464
Management Fees Payable (Note 5)	-0-	35,000
Payroll Tax Payable	-0-	112
Deferred Compensation Payable	10,870	-0-
Total Liabilities	$ 24,366	$ 36,576
SHAREHOLDERS' EQUITY (EXHIBIT C)		
Common Stock - $100 Par Value, 5,000 Shares Authorized,		
150 Shares Issued and Outstanding	$ 15,000	$ 15,000
Additional Paid-In Capital	47,000	47,000
Retained Earnings	9,824	23,008
Total Shareholders' Equity (Exhibit C)	$ 71,824	$ 85,008
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 96,190	$ 121,584

The Accompanying Notes are an Integral Part of these Financial Statements.

SOUTHEASTERN ADVISORY GROUP, INC.
STATEMENT OF INCOME

	December 31, 2004	December 31, 2003
REVENUE		
Commissions	$ 492,427	$ 561,471
COSTS AND EXPENSES		
Management Expense (Note 5)	$ 420,000	$ 480,000
Clearing Costs (Note 2)	11,813	25,283
Commissions	23,365	15,185
Travel and Entertainment	-0-	1,816
Officers' Salaries and Payroll Taxes	9,000	19,482
Medical Reimbursement (Note 4)	2,071	2,727
Registrations and Licenses	4,243	3,113
Depreciation Expense	-0-	190
Deferred Compensation	21,740	21,740
Miscellaneous Operating Expenses	16,886	9,403
Total Costs and Expenses	$ 509,118	$ 578,939
(Loss) Income from Operations	$ (16,691)	$ (17,468)
OTHER INCOME		
Interest	$ 2	$ 1,227
LOSS BEFORE PROVISION FOR INCOME TAXES	$ (16,689)	$ (16,241)
(Benefit) Provision for Income Taxes (Note 3B)	(3,505)	455
NET (LOSS) INCOME	$ (13,184)	$ (16,696)

The Accompanying Notes are an Integral Part of these Financial Statements.

EXHIBIT C

SOUTHEASTERN ADVISORY GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Shares		Stock Amount		Paid In Capital		Retained Earnings		Shareholders' Equity
BALANCE – December 31, 2003	150	$	15,000	$	47,000	$	39,704	$	101,704
2003 NET INCOME (Exhibit B)	- 0 -		- 0 -		- 0 -		(16,696)		(16,696)
BALANCE – December 31, 2003	150	$	15,000	$	47,000	$	23,008	$	85,008
2004 NET INCOME (Exhibit B)	- 0 -		- 0 -		- 0 -		(13,184)		(13,184)
BALANCE - December 31, 2004	150	$	15,000	$	47,000	$	9,824	$	71,824

The Accompanying Notes are an Integral Part of these Financial Statements.

SOUTHEASTERN ADVISORY GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED

	December 31, 04	December 31, 03
Cash flows from operating activities:		
Net (loss) Profit	$ (13,184)	$ (16,696)
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred Tax (Benefit) Provision	(3,505)	160
Depreciation	-0-	190
(Increase) Decrease in operating assets:		
Prepaid Insurance	-0-	(273)
Income Tax Refund Receivable	4,285	(4,233)
Net receivable from broker-dealers & clearing org.	10,310	1,261
Increase (Decrease) in operating liabilities:		
Management Fees Payable	(35,000)	-0-
Commissions and Salary Payable	22,902	(4,766)
Payroll Tax Liability	(112)	-0-
Net cash provided (used) by operating activities	**$ (14,304)**	**$ (24,357)**
Cash flows from investing activities:		
Net cash provided by (used) investing activities	**-0-**	**-0-**
Cash flows from financing activities:		
Net cash provided by (used) financing activities	**-0-**	**-0-**
Increase (Decrease) in cash and cash equivalents	**$ (14,304)**	**$ (24,357)**
Cash at beginning of the year	37,953	62,310
Cash at end of the year	**$ 23,649**	**$ 37,953**

Supplemental cash flows disclosures:		
Interest Paid	$ -0-	$ - 0 -
Income Taxes Paid (Refunded)	$ (4,285)	$ 4,285

The Accompanying Notes are an Integral Part of these Financial Statements.

SOUTHEASTERN ADVISORY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed October 11, 1985, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, The National Association of Securities Dealers, and the Georgia, Alabama, Tennessee, North Carolina, South Carolina and Florida Securities Commissions. Pursuant to the registration, the Company must maintain a minimum net capital requirement of the greater of 6 2/3% of aggregate indebtedness or $5,000 and is not authorized to hold securities or funds for customers. Southeastern Advisory Group, Inc. clears all transactions with and for customers on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto (see Note 2.)

B. The Company files income tax returns on the cash basis and the financial statements are prepared on the accrual basis of accounting.

C. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight-line method. Maintenance and repairs are charged to income, and renewals and betterments are capitalized.

D. Commission income and the related expense are recorded on a settlement date basis.

E. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

F. The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. The results of operations of the Company are included in the income tax returns of Southeastern Advisory Group, Inc. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities. The 2003 provision for income taxes includes an income tax asset.

SOUTHEASTERN ADVISORY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

2. CLEARING BROKER-DEALER AGREEMENT

On September 9, 1986, the Company entered into an agreement with, an independent broker-dealer, to provide clearing, execution, and data processing services. The initial term of the agreement was two years; thereafter, the agreement operates on a continuous quarterly basis until terminated in writing by either the Company or the clearing broker-dealer. Clearing charges of 25% of commissions earned are withheld from the monthly remittance. The independent broker-dealer is responsible for all clearing transactions and maintenance of customer accounts for the company.

3A. DEFERRED TAX ASSET

	2004	2003
Pretax Financial Loss	$ (16,689)	$ (16,241)
Plus Permanent Difference	-0-	-0-
Less Temporary Differences	(8,679)	3,346
Tax Net Operating Loss- Current	$ (8,010)	$ (19,587)
Current (Tax) Benefit	$ 1,682	$ 5,064
Deferred (Tax) Benefit	1,823	(702)
Total Current Tax Asset	$ 3,505	$ 4,362
Deferred Tax Asset Prior Years	$ 4,362	-0-
Total Deferred Tax Asset	$ 7,867	$ 4,362

Included in the accompanying Statement of Financial Condition at 12/31/04 and 12/31/03 is a deferred tax asset of $7,867 and $4,362 representing tax loss and credit carry forwards. Realization of that asset is dependent on the Company's ability to generate taxable income. Management believes that it is more likely than not that forecasted taxable income will be sufficient to utilize the tax carry forwards before they expire in 2024. However, there can be no assurance that the company can meet its expectations of future income. As a result, the amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income are reduced.

3B INCOME TAX REFUND RECEIVABLE

	2004	2003
Current Portion	-0-	$ 4,285

This account represents overpayment of income taxes for 2003 of $4,285. The company did collect the refund in 2004 and at 12/31/04 the balance was 0.

3B. INCOME TAX PROVISION

	2004	2003
Current (Refund)	$ (1,682)	$ 295
Deferred Tax (Benefit)	(1,823)	160
Total Income Tax Provision	$ (3,505)	$ 455

4. MEDICAL REIMBURSEMENT PLAN

In 1986, the Company established a medical and dental reimbursement plan for its Officers. In 2004 and 2003, the Company paid $2,071 and $2,727 under this agreement.

5. COMMITMENTS

On March 12, 1987, the Company entered into an agreement with an affiliated company (the "affiliate"), 100% of which is owned by the Company's shareholders. According to the terms of the agreement, the affiliate will pay a portion of the company's overhead expenses, including rent, copy and telephone. The Company will be assessed on a monthly basis for its share of these costs, provided that such assessment does not reduce the Company's net capital below 120% of its minimum requirements under SEC Rule 15c3-1. The Company may repay the affiliate or make payments directly to the creditor, at its sole discretion. During the year ending December 31, 2004, the company paid the affiliate $420,000 and 480,000 in 2003 under the terms of this agreement. The company owed the affiliate $35,000 as of December 31, 2003.

6. RETIREMENT PLAN

In December 1992, the Company adopted a qualified retirement plan, a Simplified Employee Pension (SEP) Plan for the benefit of its employees. There were no SEP contributions paid or accrued for the year ended December 31, 2004 or December 31, 2003.

7. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. INVESTMENT

    This account represents the cost of an investment the company made in the NASD by purchasing 300 shares of NASD common stock in June of 2000. There was no change to this account in 2004.

SOUTHEASTERN ADVISORY GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
DECEMBER 31, 2004

TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	71,824
LESS NON-ALLOWABLE ASSETS		
Prepaid Insurance		400
Investment		3,300
Deferred Tax Asset		7,867
Sub Total		11,567
Less: Haircut on Other Securities - No Haircuts		-0-
NET CAPITAL	$	60,257

SOUTHEASTERN ADVISORY GROUP, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934)
DECEMBER 31, 2004

	Reported in Unaudited Part II Focus Report	Difference	Reported in Audited Financial Statement
TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 68,319	$ 3,505	$ 71,824
Less: Non-Allowable Assets	8,062	3,505	11,567
Less: Haircuts	-0-	- 0 -	-0-
NET CAPITAL	$ 60,257	$ -0-	$ 60,257

DIFFERENCE BETWEEN UNAUDITED AND ADJUSTED STATEMENTS

Increase in Deferred Tax Asset	$ 3,505

NET INCREASE (DECREASE) IN SHAREHOLDERS' EQUITY	$ 3,505

SOUTHEASTERN ADVISORY GROUP, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
DECEMBER 31, 2004

AGGREGATE INDEBTEDNESS

Commissions and Fees Payable	$	13,496
Deferred Compensation Payable		10,870
TOTAL AGGREGATE INDEBTEDNESS	$	24,366

RATIO – Aggregate Indebtedness to Net Capital .40437 to 1

BASIS NET CAPITAL REQUIREMENT

Net Capital (Schedule 1)	$	60,257
Minimum Net Capital Requirement, (See Note A below)		5,000
EXCESS NET CAPITAL	$	55,257

Note A: Minimum capital requirement per Rule 15c3-1 is
the greater of 6 2/3% of aggregate indebtedness or $5,000.

SOUTHEASTERN ADVISORY GROUP, INC.
STATEMENTS OF EXEPMPTION FROM COMPLIANCE WITH RULE 15c3-3
AND STATEMENTS OF SUBORDINATED LIABILITIES
DECEMBER 31, 2004

The Company is exempt from compliance with Rule 15c3-3. All transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2004.

The Company had no liabilities subordinated to the claims for creditors as of December 31, 2004.

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL STRUCTURE

To the Board of Directors
Southeastern Advisory Group, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Southeastern Advisory Group, Inc., for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including attests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-3
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone that these specified parties.

Goldman & Company, CPAs, PC
February 28, 2005